SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Classification: Public JUNO PARTICIPAÇÕES E INVESTIMENTOS S.A. Appraisal report on the net worth at book value determined based on the accounting books As of June 10, 2026 (A free translation of the original in Portuguese) TATICCA 1 | 8 Classification: Public www.taticca.com.br 14 Alameda Rio Branco, Downtown. Blumenau - SC, 89010-300 Phone: +55 47 3232-2040 Appraisal report on the net worth at book value determined based on the accounting books To Shareholders and Managers JUNO Participações e Investimentos S.A. São Paulo | SP and AXIA ENERGIA S.A. Rio de Janeiro | RJ Qualification of the accounting firm TATICCA Auditores e Consultores Ltda., professional partnership established in the city of São Paulo, at Rua Doutor Geraldo Campos Moreira, No. 375, Room 51, Cidade Monções, inscribed in the corporate taxpayers register (CNPJ) under No. 12.651.123/0001-71, originally registered with the São Paulo State Regional Accounting Board under no. CRC 2SP034902/O, represented by its undersigned partner, Mr. Renato Mateus Gonçalves, married, accountant, bearer of Identity Card (RG) No. 3.566.678, inscribed in the individual taxpayers register (CPF) under No. 007.384.579-57, and registered with the Regional Accounting Board of the State of Santa Catarina under no CRC-SC 042650/O-6, with office at the same address of the represented company, which is appointed expert by the management of JUNO Participações e Investimentos S.A., a privately held corporation headquartered in the city of São Paulo, State of São Paulo, at Rua Olimpíadas, No. 205, Vila Olímpia, Centro, ZIP Code 04551-000, inscribed in the corporate taxpayers register (CNPJ) under No.18.252.691/0001-86, to proceed with the valuation of the net book value of JUNO Participações e Investimentos S.A. at June 10, 2026, as summarized in Appendix I and Appendix II, in accordance with the accounting practices adopted in Brazil, hereby presents the results of its works. Purpose of the appraisal 1. The purpose of the appraisal of the net worth at book value on June 10, 2026 of JUNO Participações e Investimentos S.A. is the merger of such Company into AXIA Energia S.A. (“AXIA”), inscribed in the corporate taxpayers register (CNPJ) under No. 00.001.180/0001-26, which shall be submitted for analysis and approval by its shareholders. Management’s responsibility for the accounting information 2. The company’s management is responsible for maintaining the accounting records and preparing accounting information in accordance with Brazilian accounting practices, as well as for relevant internal controls that it has determined to be necessary to ensure the preparation of such accounting information is free from material misstatement, whether due to fraud or error. A summary of the significant accounting practices adopted by the company is described in Appendix II to this appraisal report. TATICCA 2 | 8 www.taticca.com.br 14 Alameda Rio Branco, Downtown. Blumenau - SC, 89010-300 Phone: +55 47 3232-2040 Classification: Public Scope of work and accountant’s responsibility 3. Our responsibility is to express a conclusion on the equity value determined through the accounting records of JUNO Participações e Investimentos S.A. (Company), as of June 10, 2026, based on the work performed in accordance with Technical Communication CTG 2002, approved by the Brazilian Federal Accounting Council (CFC), which requires the application of examination procedures on the balance sheet for the issuance of an appraisal report. Accordingly, we examined the company’s balance sheet in accordance with Brazilian and International Standards on Auditing, which require auditors to comply with ethical requirements and perform the audit with the objective to obtain reasonable assurance that the shareholders’ equity determined for the preparation of our appraisal report is free from material misstatement, whether due to fraud or error. 4. An appraisal report involves the performance of selected procedures to obtain evidence regarding the amounts recorded. The procedures selected depend on the accountant’s judgment, including the assessment of the risks of material misstatement of shareholders’ equity, whether due to fraud or error. In making these risk assessments, the accountant considers the relevant internal controls related to the preparation of the company’s balance sheet in order to design procedures that are appropriate under the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal controls. The work also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management. We believe that the evidence obtained is sufficient and appropriate to support our conclusion. Conclusion 5. Based on the work performed, we conclude that the amount of R$ 71,717,754.78 (seventy-one million seven hundred and seventeen thousand seven hundred and fifty-four reais and seventy-eight cents), according to the balance sheet as of June 10, 2026, recorded in the accounting books and summarized in Appendix I, represents, in all material respects, the company´s shareholders’ equity of JUNO Participações e Investimentos S.A., evaluated in accordance with accounting practices adopted in Brazil. Blumenau, SC, July 8, 2026. TATICCA Auditores e Consultores Ltda. CRC-SP-034902/O Renato Mateus Gonçalves Partner Accountant CRC-SC-042650/O-6 Appendix I to the appraisal report on the net worth at book value determined based on the accounting books JUNO Participações e Investimentos S.A. Summarized balance sheet As of June 10, 2026 In Brazilian reais This Annex is an integral and inseparable part of the the appraisal report on the net worth at book value determined based on the accounting books of JUNO Participações e Investimentos S.A., issued by TATICCA Auditores e Consultores Ltda. on June 26, 2026. TATICCA 3 | 8 Classification: Public Assets 06/10/2026 Liabilities and shareholders’ equity 06/10/2026 Current Equity Taxes recoverable 570,516.55 Capital 2,791,844.83 Revenue reserve 68,925,909.95 570,516.55 Non-current 71,717,754.78 Investments 71,147,238.23 71,147,238.23 Total assets 71,717,754.78 Total liabilities and shareholders’ equity 71,717,754.78 Appendix II to the appraisal report on the net worth at book value determined based on the accounting books JUNO Participações e Investimentos S.A. Management’s notes to the balance sheet As of June 10, 2026 In Brazilian reais, unless otherwise indicated This Annex is an integral and inseparable part of the the appraisal report on the net worth at book value determined based on the accounting books of JUNO Participações e Investimentos S.A., issued by TATICCA Auditores e Consultores Ltda. on June 26, 2026. TATICCA 4 | 8 Classification: Public 1. General information Juno S.A. (“Juno” or the “company”) was incorporated on January 30, 2013 under the corporate name Juno Participações e Investimentos S.A., as a privately held corporation. Its corporate purpose is to hold interests, as partner, shareholder or quota holder, in business or civil companies, to make investments in businesses, ventures and companies, and to provide civil engineering and general construction services. The companies headquarter is located at Rua Olimpíadas, No. 205, suite 1402, in the city of São Paulo, SP. In June 2016, the company obtained control of Tijoá and CSE: a) Tijoá: Tijoá Participações e Investimentos S.A. (“Tijoá”) has the specific purpose of generating electricity through the concession of the Três Irmãos Hydroelectric Power Plant (“Três Irmãos HPP”) under the regime for allocation of physical guaranteed quotas of energy and capacity to electricity distributors in the National Interconnected System (SIN). Três Irmãos HPP is the largest plant built on the Tietê River and is located between the municipalities of Andradina and Pereira Barreto, in the State of São Paulo, 28 km from its confluence with the Paraná River. It has five generating units equipped with Francis turbines, with an installed capacity of 807.50 MW and a physical guarantee of 217.5 average MW. Its dam is 3,640 m long and its reservoir covers 785 km² and has two navigation locks. The initial concession term ended in November 2011 and, with the enactment of Provisional Measure No. 579/12, subsequently converted into Law No. 12,783/13, CESP – Companhia Energética de São Paulo, then the plant concessionaire, was offered the possibility of early renewal of the concession, with specific conditions established for such early renewals. In December 2012, CESP’s shareholders decided not to renew the concession and Três Irmãos HPP was re-auctioned. Accordingly, Três Irmãos HPP was the first plant to be auctioned under Law No. 12,783/13. The auction took place on March 28, 2014, and the winning bid was submitted by Consórcio Novo Oriente, composed of Furnas Centrais Elétricas S.A. (49.9%) and Fundo de Investimento em Participações Constantinopla (50.1%). For purposes of signing the concession agreement, Tijoá’ s bylaws were amended so that it would become the special-purpose entity (SPE) responsible for signing the concession agreement. On September 10, 2014, Tijoá signed Concession Agreement No. 003/2014-MME-UHE Três Irmãos and, after one month of assisted operation, took over the plant’s operation. In August 2014, Juno completed the acquisition of 100% of the quotas of FIP Constantinopla and, therefore, acquired an indirect interest of 50.1% in Tijoá. Appendix II to the appraisal report on the net worth at book value determined based on the accounting books JUNO Participações e Investimentos S.A. Management’s notes to the balance sheet As of June 10, 2026 In Brazilian reais, unless otherwise indicated This Annex is an integral and inseparable part of the the appraisal report on the net worth at book value determined based on the accounting books of JUNO Participações e Investimentos S.A., issued by TATICCA Auditores e Consultores Ltda. on June 26, 2026. TATICCA 5 | 8 Classification: Public 2. Basis of preparation of the balance sheet and summary of the significant accounting policies 2.1 Basis of preparation The accounting policies described below were applied consistently in preparing the shareholders’ equity appraisal report as of June 10, 2026. Shareholders’ equity was determined and is presented in accordance with accounting practices adopted in Brazil, which comprise the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC) and are consistent with International Financial Reporting Standards issued by the IASB. The preparation of this information requires the use of certain critical accounting estimates and the exercise of judgment by the company’s management in applying accounting policies. Areas that require a higher level of judgment and involve greater complexity, as well as areas in which assumptions and estimates are significant to this information, are disclosed in Note 3. These accounting estimates are determined by management, taking into account factors and assumptions established based on judgment. Significant items subject to these estimates and assumptions include assessments of whether provisions for losses are required, among others. Actual results may differ from those estimates due to the inherent uncertainty in the estimation process. Management reviews estimates and assumptions annually. 2.2 Functional currency and presentation currency The items included in the appraisal report on shareholders’ equity are measured using the currency of the primary economic environment in which the company operates (the “functional currency”). This information is presented in Brazilian reais (R$), which is the company’s functional currency and also its presentation currency. 2.3 Cash and cash equivalents Cash and cash equivalents include cash on hand, bank deposits and highly liquid short-term investments held to meet short-term cash commitments, measured at acquisition cost plus income earned through the reporting date. The company considers as cash equivalents financial investments that are readily convertible into a known amount of cash and subject to an insignificant risk of changes in value. The company includes as cash equivalents financial instruments with maturities of three months or less. Appendix II to the appraisal report on the net worth at book value determined based on the accounting books JUNO Participações e Investimentos S.A. Management’s notes to the balance sheet As of June 10, 2026 In Brazilian reais, unless otherwise indicated This Annex is an integral and inseparable part of the the appraisal report on the net worth at book value determined based on the accounting books of JUNO Participações e Investimentos S.A., issued by TATICCA Auditores e Consultores Ltda. on June 26, 2026. TATICCA 6 | 8 Classification: Public 2.4 Income taxes Current taxes The provision for income taxes is based on taxable profit for the year. Taxable profit differs from the profit reported in the statement of income because it excludes income or expenses that are taxable or deductible in other years and also excludes items that are permanently non-taxable or non-deductible. The provision for income tax is calculated based on the rates in effect at year-end. The company’s corporate income tax and social contribution on net profit are calculated as follows: Corporate income tax: at a rate of 15%, plus an additional 10% rate on the portion of taxable profit exceeding R$240,000. Social contribution: at a rate of 9%. Current income tax and social contribution expense is calculated based on tax laws and regulations enacted as of the reporting date, in accordance with Brazilian tax regulations. Management periodically assesses the positions taken in income tax returns with respect to instances where tax laws are open to interpretation, and records provisions, when appropriate, based on the amounts expected to be paid to the tax authorities. Deferred taxes Deferred tax (deferred tax) is recognized on temporary differences between the carrying amounts of assets and liabilities recognized in the financial statements and the corresponding tax bases used in determining taxable profit, including tax loss carryforwards, when applicable, at the end of each reporting period. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized for all deductible temporary differences only when it is probable that the company will generate sufficient future taxable profit against which such deductible temporary differences can be utilized. The recoverability of deferred tax assets is reviewed at the end of each reporting period and, when it is no longer probable that future taxable profits will be available to allow recovery of all or part of the asset, the carrying amount of the asset is adjusted to the amount expected to be recovered. Deferred tax assets and liabilities are measured at the tax rates expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates provided for in tax legislation at the end of each reporting period or when new legislation has been substantively enacted. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the company expects, at the end of each reporting period, to recover or settle the carrying amount of those assets and liabilities. Deferred tax assets and liabilities are offset only when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to taxes levied by the same tax authority and the company intends to settle its current tax assets and liabilities on a net basis. Appendix II to the appraisal report on the net worth at book value determined based on the accounting books JUNO Participações e Investimentos S.A. Management’s notes to the balance sheet As of June 10, 2026 In Brazilian reais, unless otherwise indicated This Annex is an integral and inseparable part of the the appraisal report on the net worth at book value determined based on the accounting books of JUNO Participações e Investimentos S.A., issued by TATICCA Auditores e Consultores Ltda. on June 26, 2026. TATICCA 7 | 8 Classification: Public 2.5 Financial instruments – initial recognition and subsequent measurement The company’s financial instruments consist of cash and cash equivalents, trade receivables, amounts due from related parties, trade payables, and loans and financing. Financial instruments are recognized in accordance with CPC 48 (IFRS 9) – Financial Instruments. The initial recognition of these financial assets and liabilities occurs only when the company becomes a party to the contractual provisions of the instruments, and they are recognized at fair value plus, for instruments not measured at fair value through profit or loss, any directly attributable transaction costs. After initial recognition, the company classifies financial assets as subsequently measured at: Amortized cost When financial assets are held for the purpose of collecting contractual cash flows and the contractual terms of those assets give rise solely to payments of principal and interest on the principal amount outstanding. Fair value through other comprehensive income (FVOCI) When financial assets are held both for the purpose of receiving contractual cash flows and for sale. In addition, the contractual terms must give rise solely to payments of principal and interest in the principal’s outstanding amount. Fair value through profit or loss (FVTPL) When financial assets are not measured at amortized cost or at fair value through other comprehensive income, or when they are designated as such on initial recognition. Financial instruments are designated as measured at fair value through profit or loss when the company manages and makes purchase and sale decisions for such investments based on their fair value and in accordance with the company’s documented investment and risk management strategy. After initial recognition, attributable transaction costs are recognized in profit or loss when incurred, as are the results of fluctuations in their fair value. The classification of financial assets is based both on the company’s business model for managing the financial assets and on their contractual cash flow characteristics. Similarly, the company classifies financial liabilities as subsequently measured at amortized cost or at fair value through profit or loss. Financial liabilities measured at amortized cost are measured using the effective interest method and are adjusted for any reductions in the settlement amount. The company has not engaged in transactions with derivative financial instruments, nor has it carried out transactions involving financial instruments of a speculative nature. Appendix II to the appraisal report on the net worth at book value determined based on the accounting books JUNO Participações e Investimentos S.A. Management’s notes to the balance sheet As of June 10, 2026 In Brazilian reais, unless otherwise indicated This Annex is an integral and inseparable part of the the appraisal report on the net worth at book value determined based on the accounting books of JUNO Participações e Investimentos S.A., issued by TATICCA Auditores e Consultores Ltda. on June 26, 2026. TATICCA 8 | 8 Classification: Public 2.6 Provisions Provisions are recognized when the company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. When the company expects the amount of a provision to be reimbursed, in whole or in part, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when reimbursement is virtually certain. The expense relating to any provision is presented in the statements of income net of any reimbursement. 3. Use of estimates and judgments The preparation of the appraisal report requires management to make judgments and estimates and to adopt assumptions that affect the reported amounts of assets and liabilities. The appraisal report is prepared based on various measurement bases used in accounting estimates. The accounting estimates involved in preparing the appraisal report are supported by objective and subjective factors, based on management’s judgment in determining the appropriate amount to be recorded in the appraisal report. The settlement of transactions involving these estimates may result in amounts that differ significantly from those recorded in the appraisal report due to the probabilistic nature inherent in the estimation process. The company reviews its estimates at least annually. The principal assumptions concerning future sources of estimation uncertainty and other significant sources of estimation uncertainty at the reporting date, which involve a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities in the next financial year, are discussed below. 3.1 Taxes Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based on the probable timing and level of future taxable profits, together with future tax planning strategies. These losses relate to subsidiaries with a history of losses, do not expire, and cannot be used to offset taxable profits in another part of the company. The utilization of tax loss carryforwards is limited to 30% of taxable profit generated in a given tax year. *** Classification: Public About TATICCA TATICCA is a firm that provides external and internal audit, tax, consulting, corporate advisory, corporate finance, training, technology, forensics and investigations, sustainability, risk mapping, accounting, and related services. TATICCA is a member firm of ALLINIAL GLOBAL, a global alliance of independent audit, accounting, and consulting firms. © 2026 TATICCA. All rights reserved. Certificado de Conclusão Identificação de envelope: F0AEE38C-B949-82A2-81E9-B96FF9851A1C Status: Concluído Assunto: 02. JUNO - Appraisal report - JUNHO - 2026 - TATICCA free translation... Solução: Envelope fonte: Documentar páginas: 10 Assinaturas: 1 Remetente do envelope: Certificar páginas: 2 Rubrica: 0 Tatiane Ferreira Assinatura guiada: Ativado Selo com EnvelopeId (ID do envelope): Desativado Fuso horário: (UTC-03:00) Brasília Rua da Quintanda, 196 Rio de Janeiro, Rio de Janeiro 20091-005 tatiane.ferreira.ext@eletrobras.com Endereço IP: 170.85.20.197 Rastreamento de registros Status: Original 09/07/2026 10:31:00 Portador: Tatiane Ferreira tatiane.ferreira.ext@eletrobras.com Local: DocuSign Eventos do signatário Assinatura Registro de hora e data Renato Mateus Gonçalves renato.goncalves@taticca.com.br Nível de segurança: E-mail, Autenticação da conta (Nenhuma) Adoção de assinatura: Estilo pré-selecionado Usando endereço IP: 2804:30c:4005:6300:3cec:6981:9568:69b8 Enviado: 09/07/2026 10:32:02 Visualizado: 09/07/2026 11:56:30 Assinado: 09/07/2026 11:56:36 Termos de Assinatura e Registro Eletrônico: Não oferecido através da Docusign Eventos do signatário presencial Assinatura Registro de hora e data Eventos de entrega do editor Status Registro de hora e data Evento de entrega do agente Status Registro de hora e data Eventos de entrega intermediários Status Registro de hora e data Eventos de entrega certificados Status Registro de hora e data Eventos de cópia Status Registro de hora e data Vinicius Brito da Fonseca vinicius.fonseca@eletrobras.com Nível de segurança: E-mail, Autenticação da conta (Nenhuma), Entrar com SSO Copiado Enviado: 09/07/2026 10:32:02 Visualizado: 09/07/2026 12:00:50 Termos de Assinatura e Registro Eletrônico: Não oferecido através da Docusign Eventos com testemunhas Assinatura Registro de hora e data Eventos do tabelião Assinatura Registro de hora e data Eventos de resumo do envelope Status Carimbo de data/hora Envelope enviado Com hash/criptografado 09/07/2026 10:32:02 Entrega certificada Segurança verificada 09/07/2026 11:56:30 Assinatura concluída Segurança verificada 09/07/2026 11:56:36 Concluído Segurança verificada 09/07/2026 11:56:36 Eventos de pagamento Status Carimbo de data/hora

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.